UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

19011326

SEC Processing Section
AUG 29 2019
Washington DC
413

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SEC FILE NUMBER
8-36558

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/18 (MM/DD/YY) AND ENDING 06/30/19 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SATURNA BROKERAGE SERVICES

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1300 NORTH STATE STREET
(No. and Street)

BELLINGHAM	WA	98225
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
KALEN HANNA (360) 734-9900
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MOSS ADAMS, LLP
(Name – *if individual, state last, first, middle name*)

2219 RIMLAND DRIVE, STE 215	BELLINGHAM	WA	98226
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, KALEN HANNA, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SATURNA BROKERAGE SERVICES, as of AUGUST 27, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

SAMANTHA McGARRITY
Notary Public
State of Washington
My Appointment Expires
December 5, 2020

Signature

CHIEF FINANCIAL OFFICER
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Report of Independent Registered Public Accounting Firm
and Financial Statements with Supplementary Schedules for

Saturna Brokerage Services, Inc.

(A wholly owned subsidiary of
Saturna Capital Corporation)

June 30, 2019 and 2018

Contents

MOSSADAMS

Report of Independent Registered Public Accounting Firm

To the Shareholder and Board of Directors of
Saturna Brokerage Services, Inc.

Opinion on the Financial Statements

We have audited the accompanying statements of financial condition of Saturna Brokerage Services, Inc. (the Company) as of June 30, 2019 and 2018, and the related statements of operations, changes in shareholder's equity, and cash flows for the years then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2019 and 2018, and the results of its operations and its cash flows for the years then ended, in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures to respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Opinion on the Supplementary Information

The supplementary information in Schedule I has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The information in Schedule I is the responsibility of the Company's management. Our audit procedures include determining whether the information in Schedule I reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in Schedule I. In forming our opinion on the information in Schedule I, we evaluated whether the information in Schedule I, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the information in Schedule I is fairly stated in all material respects in relation to the financial statements as a whole.



Bellingham, Washington
August 27, 2019

We have served as the Company's auditor since 2013.

Statements of Financial Condition

ASSETS

	June 30, 2019	June 30, 2018
Cash and cash equivalents	$ 1,265,267	$ 1,046,094
Investment securities, at fair value	1,557,798	1,445,768
Receivable from affiliated companies	1,014,466	594,622
Deposit with clearing organization	100,000	100,000
Prepaid expenses	31,452	32,948
Deferred tax asset	32,490	33,705
TOTAL ASSETS	$ 4,001,473	$ 3,253,137

LIABILITIES AND SHAREHOLDER'S EQUITY

	June 30, 2019	June 30, 2018
LIABILITIES		
Mutual fund distribution fees payable	$ 1,055,190	$ 1,041,826
Accounts payable and accrued expenses	39,798	37,428
Deferred tax liability	29,688	-
Payable to affiliated companies	19,005	21,595
Total liabilities	1,143,681	1,100,849
SHAREHOLDER'S EQUITY		
Common stock, $10 par value, 200,000 and 100,000 shares authorized; issued and outstanding 107,500 and 93,000 at June 30, 2019 and 2018	1,075,000	930,000
Additional paid-in capital	9,294,716	7,989,716
Accumulated deficit	(7,511,924)	(6,767,428)
Total shareholder's equity	2,857,792	2,152,288
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	$ 4,001,473	$ 3,253,137

Statements of Operations

	Years ended June 30, 2019	Years ended June 30, 2018
REVENUES		
Mutual fund distribution fees	$ 5,424,704	$ 5,381,134
Investment income	112,033	18,709
Brokerage commission fees	47,843	70,068
Other income	27,002	16,264
Total	5,611,582	5,486,175
EXPENSES		
Mutual fund distribution fees	5,982,273	6,260,334
Compensation expense	213,815	242,466
Brokerage clearing and trading	181,622	209,574
General and administrative	99,284	89,435
Professional services	34,302	31,552
Occupancy expenses	28,250	30,930
State and city taxes	27,347	27,207
Market data and information services	18,259	17,881
Marketing and advertising	680	496
Total	6,585,832	6,909,875
LOSS BEFORE INCOME TAXES	(974,250)	(1,423,700)
Current income tax benefit	204,593	398,636
Deferred income tax expense	(30,903)	(27,545)
NET LOSS	$ (800,560)	$ (1,052,609)

Statements of Shareholder's Equity

	Common Stock		Additional Paid-in Capital	Accumulated Deficit	Total Shareholder's Equity
	Shares out	Amount			
BALANCE, June 30, 2017	80,500	$ 805,000	$ 6,864,716	$ (5,714,819)	$ 1,954,897
Common stock issuance	12,500	125,000	1,125,000	-	1,250,000
Net loss	-	-	-	(1,052,609)	(1,052,609)
BALANCE, June 30, 2018	93,000	$ 930,000	$ 7,989,716	$ (6,767,428)	$ 2,152,288
Common stock issuance	14,500	145,000	1,305,000	-	1,450,000
Adjustment to accumulated deficit				56,064	56,064
Net loss	-	-	-	(800,560)	(800,560)
BALANCE, June 30, 2019	107,500	$ 1,075,000	$ 9,294,716	$ (7,511,924)	$ 2,857,792

Statements of Cash Flows

	Years ended June 30, 2019	Years ended June 30, 2018
CASH FLOWS USED IN OPERATING ACTIVITIES		
Net loss	$ (800,560)	$ (1,052,609)
Adjustment to reconcile net loss to net cash used in operating activities		
Reinvestment of dividend income	(45,056)	(44,352)
Unrealized (gains) losses on trading securities	(66,974)	25,643
Adjustment to accumulated deficit	56,064	-
Provision for deferred taxes	30,903	27,545
Changes in operating assets and liabilities		
Receivable from affiliates	(419,844)	(57,891)
Prepaid expenses	1,496	(1,601)
Accounts and mutual fund distribution fees payable	15,734	(34,241)
Payable to affiliates	(2,590)	(56)
Net cash flows used in operating activities	(1,230,827)	(1,137,562)
CASH FLOWS FROM FINANCING ACTIVITIES		
Issuance of common stock	1,450,000	1,250,000
Net cash flows from financing activities	1,450,000	1,250,000
NET CHANGE IN CASH AND CASH EQUIVALENTS	219,173	112,438
CASH AND CASH EQUIVALENTS, beginning of year	1,046,094	933,656
CASH AND CASH EQUIVALENTS, end of year	$ 1,265,267	$ 1,046,094

Notes to Financial Statements

Note 1 – Summary of Significant Accounting Policies

Organization – Saturna Brokerage Services, Inc. (the "Company" or "SBS") was organized under the laws of the state of Washington on September 2, 1986 as a broker-dealer. The Company is a wholly owned subsidiary of Saturna Capital Corporation ("Saturna").

Basis of presentation – The accompanying financial statements have been prepared on the accrual basis of accounting.

Estimates – The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities; the disclosure of contingent assets and liabilities at the date of the financial statements; and the amounts of revenues and expenses reported during the period under review. Actual results could differ from those estimates.

Cash and cash equivalents – For purposes of the statements of financial condition and cash flows, SBS considers all short-term investments with an original maturity of three months or less to be cash equivalents. Saturna Brokerage Services maintains an account with one financial institution that is insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000. Balances in the Company bank account exceeded the federal insurance limits during the fiscal year; however, Saturna Brokerage Services has not experienced any losses with respect to its bank balances in excess of government-provided insurance, and management believes that the Company is not vulnerable to excessive risk on its cash balances. Moreover, in the fiscal year ended June 2019, the Company implemented Promontory Interfinancial Network's Insured Cash Sweep service on its bank account. This cash-management service allows balances in the account in excess of $250,000 to be covered under the FDIC insurance umbrella.

Investment securities – Saturna Brokerage Services holds investments in securities classified as trading securities and reported at fair value in accordance with FASB ASC 320, *Investments – Debt and Equity Securities*. Trading securities are investments that are acquired and held primarily for selling in the near term. Per *ASC Topic 940, Financial Services – Brokers and Dealers*, investments held by registered broker-dealers are, by definition, trading securities. The unrealized gains or losses associated with these security positions are included in Investment Income on the Statements of Operations. During its 2019 and 2018 fiscal years, gross trading gains included in net income amounted to $149,598 and $59,816, respectively, and gross trading losses amounted to $82,623 and $85,459, respectively.

FASB ASC 820 *Fair Value Measurement* establishes a three-level hierarchy of fair value measurement. Level 1 includes assets that have an active market providing an objective, quoted value for each unit. Level 2 assets are those where there is no active market in the same assets, but where there are parallel markets or other means for estimating fair value using observable information. Level 3 fair values refer

to valuations based on data that is unavailable to parties outside the entity. The fair value hierarchy places the highest priority on unadjusted quoted prices in active markets for identical assets (Level 1 inputs) and the lowest priority to unobservable inputs (Level 3 inputs). Investments consist of equity and fixed income mutual funds managed by an affiliate and are classified as Level 1 securities.

Receivables – Receivables of the Company consist primarily of amounts due from: (1) affiliated mutual funds resulting from mutual fund distribution services and (2) the parent company resulting from the two companies' expense-sharing arrangement. Based on the Company's history of collecting on those receivables, management has decided not to establish a reserve for uncollectible receivables.

Income taxes – Saturna Brokerage Services files a consolidated federal income tax return with Saturna Capital Corporation. For financial statement purposes, income tax expense (benefit) is calculated as if SBS filed a separate return. Management has analyzed the Company's position taken on federal income tax returns for all open tax years and has concluded that no additional adjustments are required in the Company's financial statements.

Advertising costs – The Company expenses advertising and marketing costs when incurred.

12b-1-plan distribution – Saturna Brokerage Services, as underwriter for Amana Mutual Funds Trust (the "Amana" funds or "AMFT") and at no profit to itself, receives up to 0.25% of Amana's daily net assets annually for various marketing and distribution expenses. For the 2019 and 2018 fiscal years, Saturna Brokerage Services received $5,300,231 and $5,248,423, respectively, from AMFT. In addition, SBS recognized expense of $8,500,094 and $8,501,207, respectively, in distributing the Amana mutual funds (including both the investor and institutional share classes), of which the portion in excess of 12b-1 receipts was borne by Saturna Capital per the two companies' expense-sharing understanding. Distribution expenses exceed revenues primarily because mutual fund distribution platforms used by Amana charge up to 0.40% of Amana's daily net assets.

Saturna Brokerage Services also acts as the distributor for the nine mutual funds of Saturna Investment Trust. Under a Rule 12b-1 plan, Saturna Brokerage Services collects distribution fees from two of the funds. Saturna Brokerage Services recorded income of $124,473 and $132,711 in the years ended June 30, 2019 and 2018, respectively. A total of $326,079 and $304,598 was expensed for distributing the funds in the respective periods. Marketing and other expenses related to distributing the funds are recorded on the books of Saturna Capital; the portion of distribution expenses in excess of 12b-1 receipts was borne by Saturna Capital per the two companies' expense-sharing understanding.

Note 2 – Net Capital Requirements

Saturna Brokerage Services is subject to the U.S. Securities and Exchange Commission's uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital to ensure that the

ratio of aggregate indebtedness to net capital, both as defined, does not exceed 15 to 1. At June 30, 2019 and 2018, SBS' net capital of $1,622,433 and $1,346,279 was $1,546,188 and $1,272,889 in excess of its minimum net capital required, respectively. The ratio of SBS' aggregate indebtedness to net capital was 0.7049 and 0.8177 to 1 at June 30, 2019 and 2018, respectively.

Note 3 – Transactions with Affiliated Persons

Saturna Brokerage Services is a wholly owned subsidiary of Saturna Capital Corporation. Due to her stock ownership, the President and Chief Executive Officer, Mrs. Jane Carten, is deemed to be the Company's controlling person. As part of Saturna Capital's succession planning, Mr. Nicholas Kaiser, Chairman of Saturna Capital, granted an option to purchase voting rights of his shares in Saturna Capital to Mrs. Carten, his daughter. Mrs. Carten's exercise of this option on September 24, 2018 was treated as a "change of control" of Saturna Capital and thus resulted in the "assignment" (as defined in the Investment Company Act of 1940) and automatic termination of each affiliated mutual fund's advisory contract. Therefore, the shareowners of each fund were asked to approve new advisory agreements to take effect on that date. Mrs. Carten is a director of Saturna Capital, Saturna Brokerage Services, Saturna Trust Company, Saturna Environmental Corporation and Saturna Sdn Bhd, and is also president (and a trustee) of Saturna Investment Trust.

Among other customers, SBS provides brokerage execution services to private accounts and mutual funds managed by Saturna Capital Corporation. Effective January 1, 2005, SBS executes transactions for these managed accounts for no commission. This negatively impacts SBS, since it still must pay clearing and other charges for these transactions.

SBS shares its principal offices with Saturna Capital, and all employees of SBS are employees of Saturna. The companies maintain an expense-sharing agreement for services provided by Saturna personnel on behalf of SBS. Saturna Brokerage operates a branch office within the space occupied by Saturna Trust Company in Henderson, Nevada. Shared expenses charged to SBS by both Saturna Capital and Saturna Trust in 2019 and 2018 were $281,242 and $270,292, respectively. These expenses related primarily to compensation of employees and other general and administrative costs.

Note 4 – Revenue Recognition

The FASB issued Accounting Standards Update 2014-09, *Revenue from Contracts with Customers (Topic 606)* to supersede the revenue-recognition requirements in Topic 605 and most industry-specific guidance throughout the Industry Topics of the Codification. ASU 2014-09 requires new qualitative and quantitative disclosures, including disaggregation of revenues and descriptions of performance obligations. The guidance is effective for public business entities for annual reporting periods beginning after December 15, 2017. As Saturna Brokerage Services meets the definition of a public business entity,

the Company adopted this guidance on July 1, 2018 using the modified retrospective approach – meaning that it applies the new standards to all new contracts initiated on or after the effective date; for contracts with remaining obligations as of the effective date, an entity makes an adjustment to the opening balance of retained earnings.

The Company assessed its existing revenue streams and did not identify any material changes to the timing or amount of revenue recognized under the new standard. Revenues are recognized when promised services are delivered to customers, in an amount that reflects the consideration the Company expects to receive in exchange for those services.

Saturna Brokerage Services records nearly all of its revenues from providing mutual fund distribution services to two affiliated mutual fund trusts. Mutual fund distribution fees are computed and accrued based on the daily net assets of the affiliated mutual funds paying such distribution fees. Under previous GAAP, such revenue could be recognized only to the extent that such fees had been received. Upon adopting the new standard, the Company recognizes such revenue on an accrual basis, and to the extent the Company has satisfied its performance obligations. As a result of the adoption, the Company decreased its accumulated deficit by $56,064, an amount related to revenue arising in June 2018 but which had not been received as of the end of the prior fiscal year.

The Company recognizes investment income during the month in which any dividends are transferred to its investment accounts. Such income also includes unrealized gains or losses on its marketable equity securities arising from market action during the reporting period. Brokerage commission fees and other income are accrued based on the clearing and settlement activities reported by Pershing in the Company's monthly statement of activity.

Note 5 – Provision for Income Taxes

SBS recorded a receivable from Saturna Capital for the benefit of the taxable loss that SBS generated during the reporting period. For the fiscal years ended June 30, 2019 and 2018, SBS recorded a current income tax benefit of $204,593 and $398,636, respectively. Saturna Brokerage also recorded a deferred tax expense of $30,903 and $27,545 in its 2019 and 2018 fiscal years, respectively, related to accrued expenses and unrealized gains on trading securities.

Note 6 – Subsequent Events

The Company has evaluated events and transactions for potential recognition or disclosure through the date these financial statements were issued. There were no events or transactions that occurred between the balance sheet date and the date that the financial statements were available to be issued that materially impacted the amounts or disclosures in the Company's financial statements.

Computation of Net Capital as of June 30, 2019 under Rule 15c3-1 under the Securities Exchange Act of 1934 (Schedule I)

Total shareholder's equity	$	2,857,792
Less – Shareholder's equity not allowable for Net Capital		-
Total shareholder's equity qualified for Net Capital		2,857,792
Deductions and/or charges:		
Non-allowable assets		(1,078,408)
Net Capital before haircuts on securities positions		1,779,384
Haircuts on securities (computed, where applicable, pursuant to Rule 15c3-1(f)):		
Other securities		(156,951)
Net Capital	$	1,622,433
Aggregate Indebtedness		
Total aggregate indebtedness liabilities from Statements of Financial Condition	$	1,143,681
Total aggregate indebtedness	$	1,143,681
Computation of basic Net Capital requirement		
Minimum Net Capital required	$	76,245
Excess Net Capital	$	1,546,188
Ratio: Aggregate Indebtedness to Net Capital		.7049 to 1

Note: There are no material differences between the preceding computation and the company's corresponding part II of Form X-17A-5 as of June 30, 2019.

MOSSADAMS

Report of Independent Registered Public Accounting Firm

To the Shareholder and Board of Directors of
Saturna Brokerage Services, Inc.

We have reviewed management's statements, included in the accompanying Management's Statement Regarding Compliance with Certain Exemption Provisions Under Rule 15c3-3 of the Securities Exchange Act of 1934, in which (1) Saturna Brokerage Services, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Saturna Brokerage Services, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3(k)(2)(ii), (the exemption provisions) and (2) Saturna Brokerage Services, Inc. stated that Saturna Brokerage Services, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Saturna Brokerage Services, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Saturna Brokerage Services, Inc's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Moss Adams LLP

Bellingham, Washington
August 27, 2019

SATURNA Brokerage Services
Member: FINRA/SIPC
A Subsidiary of Saturna Capital Corporation

1300 North State Street
Bellingham
Washington 98225
www.saturna.com/sbs

Telephone: (360) 734-1266
(800) 728-1266
Fax: (360) 734-0755

MANAGEMENT'S STATEMENT REGARDING COMPLIANCE WITH CERTAIN EXEMPTION PROVISIONS UNDER RULE 15c3-3 OF THE SECURITIES EXCHANGE ACT OF 1934

We, as members of management of Saturna Brokerage Services, Inc. (the Company), are responsible for complying with the requirements of 17 C.F.R. §15c3-3, "The Customer Protection Rule", of the Securities Exchange Act of 1934 (the "Act"). We have performed an evaluation of the Company's compliance with the Customer Protection Rule as of June 30, 2019 and during the period from July 1, 2018 through June 30, 2019. Based on this evaluation, we assert that the Company was in compliance with the Act as described below:

1) The Company is exempt from the Customer Protection Rule under Paragraph (k)(2)(ii) as the Company is an introducing broker or dealer, who clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and who promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of Rules 17a-3 and 17a-4, as are customarily made and kept by a clearing broker or dealer.

2) The Company met the identified exemption provisions throughout the most recent fiscal year without exception.

Saturna Brokerage Services, Inc.

Jane Carten, President — Date: 8·27·2019

Kalen Hanna, Chief Financial Officer — Date: 8/27/19

SIPC-7

(36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(36-REV 12/18)

For the fiscal year ended **6/30/2019**
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

36558 FINRA JUN
SATURNA BROKERAGE SERVICES INC
ATTN ~~JAMES GIBSON~~ Kalen Hanna
1300 N STATE ST
BELLINGHAM WA 98225-4715

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Kalen Hanna (360) 734-9900

2. A. General Assessment (item 2e from page 2) $ 0

B. Less payment made with SIPC-6 filed (exclude interest) ( )

Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment)

E. Interest computed on late payment (see instruction E) for______days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 0

G. **PAYMENT: √ the box**
Check mailed to P.O. Box ❑ Funds Wired ❑ ACH ❑
Total (must be same as F above) $ 0

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Saturna Brokerage Services
(Name of Corporation, Partnership or other organization)

K H
(Authorized Signature)

CFO
(Title)

Dated the 29 day of July, 2019.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 7/1/2018
and ending 6/30/2019

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 5,611,582
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	5,451,706
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	181,589
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	66,975
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______	
Enter the greater of line (i) or (ii)	
Total deductions	5,700,270
2d. SIPC Net Operating Revenues	$ -88,688
2e. General Assessment @ .0015	$ 0
	(to page 1, line 2.A.)

MOSSADAMS

Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures

To the Shareholder and Board of Directors of
Saturna Brokerage Services, Inc.

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation ("SIPC") Series 600 Rules, which are enumerated below and were agreed to by Saturna Brokerage Services, Inc. ("Company") and the Securities Investor Protection Corporation ("SIPC"), solely to assist you and the SIPC in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended June 30, 2019. Management of the Company is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures enumerated below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. We were unable to compare the listed assessment payments in Form SIP-7 with respective cash disbursement records consisting of copies of cancelled checks as the Company's SIPC Net Operating Revenues were negative and there were no required SIPC payments during the year;
2. Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended June 30, 2019, with the Total Revenue amounts reported in Form SIPC-7 for the year ended June 30, 2019, noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and the related schedules and working papers supporting the adjustments, noting no differences;
5. We were unable to compare the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed as there was no such overpayment amount stated on the form SIPC-7 and management represented to us that no such overpayment exists.

We were not engaged to and did not conduct an examination or a review, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's compliance with the applicable instructions of the Form SIPC-7 for the year ended June 30, 2019. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the Company and the SIPC, and is not intended to be and should not be used by anyone other than these specified parties.

Moss Adams LLP

Bellingham, Washington
August 27, 2019

Attachment A

STATEMENT REGARDING INDEPENDENT PUBLIC ACCOUNTANT UNDER SEA RULE 17a-5(f)(2)

FINRA is making this template available for members to comply with SEA Rule 17a-5(f)(2), as amended, which went into effect on June 1, 2014 and sets forth new requirements as to the statement members must file to identify their independent public accountant. Members must file the statement electronically with FINRA. The statement must also be filed with the SEC's Washington, DC office and the SEC's regional office in which the member's principal place of business is located.

(A) Member Information

a. Name: SATURNA BROKERAGE SERVICES

b. Registration Number

i. FINRA CRD Number: 18437

ii. SEC Registration Number: 8-36558

c. Address: 1300 NORTH STATE STREET, BELLINGHAM WA 98225

d. Telephone: (360) 734-9900

e. E-mail Contact: KMH@SATURNA.COM

(B) Independent Public Accountant Information[1]

a. Name: MOSS ADAMS, LLP

b. Address: 2219 RIMLAND DRIVE, STE 215, BELLINGHAM WA 98226

c. Telephone: (360) 676-1920

d. Contact Name: MATTHEW TYGERT, CPA

(C) Fiscal Year End Information

a. The date of the fiscal year end of the annual reports of the firm covered by the engagement:
06/30/19

(D) Engagement of Independent Public Accountant Information

a. Engagement Date: 06/13/19

b. The engagement (check one):

i. ( ) is for a single year.

ii. (X) is of a continuing nature.

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[1] Pursuant to SEA Rule 17a-5(f)(2)(iv) any broker or dealer that is not required to file reports prepared by an independent public accountant must file a statement required under SEA Rule 17a-5(f)(2)(i) indicating the date as of which the unaudited reports will be prepared.

(E) <u>Representation Regarding Independent Public Accountant</u>

a. A representation that the independent public accountant engaged by the firm has undertaken the items enumerated in SEA Rule 17a-5(g)(1)[2] and (g)(2) with respect to the preparation of the reports required under SEA Rule 17a-5(d)(1)(i)(C).

i. (X) Financial Report as described in SEA Rule 17a-5(d)(1)(i)(A); and

ii. Check one:

1. ( ) Compliance Report as described in SEA Rule 17a-5(d)(1)(i)(B)(1); or

2. (X) Exemption Report as described in SEA Rule 17a-5(d)(1)(i)(B)(2)

(F) <u>Does the firm clear transactions or carry customer accounts?</u> Yes ( ) No (X)

a. If Yes is selected, the firm must make the following representation as required by SEA Rule 17a-5(f)(2)(ii)(F):

i. ( ) By filing this representation, and checking the box herein, the firm agrees to allow representatives of the SEC or FINRA, if requested in writing for purposes of an examination of the firm, to review the audit documentation associated with the reports of the independent public accountant filed under SEA Rule 17a-5(d)(1)(i)(C).

b. If Yes is selected, the firm must make the following representation as required by SEA Rule 17a-5(f)(2)(ii)(G):

i. ( ) By filing this representation, and checking the box herein, the firm agrees to allow the independent public accountant to discuss with representatives of the SEC and FINRA, if requested in writing for purposes of an examination of the firm, the findings associated with the reports of the independent public account filed under SEA Rule 17a-5(d)(1)(i)(C).

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2 *SEA Rule 17a-5(g) (Engagement of independent public accountant) provides as follows:*

"The independent public accountant engaged by the broker or dealer to provide the reports required under paragraph (d)(1)(i)(C) of this section must, as part of the engagement, undertake the following, as applicable:

"(1) To prepare an independent public accountant's report based on an examination of the financial report required to be filed by the broker or dealer under paragraph (d)(1)(i)(A) of this section in accordance with standards of the Public Company Accounting Oversight Board; and

"(2)(i) To prepare an independent public accountant's report based on an examination of the statements required under paragraphs (d)(3)(i)(A)(2) through (5) of this section in the compliance report required to be filed by the broker or dealer under paragraph (d)(1)(i)(B)(1) of this section in accordance with standards of the Public Company Accounting Oversight Board; or (ii) To prepare an independent public accountant's report based on a review of the statements required under paragraphs (d)(4)(i) through (iii) of this section in the exemption report required to be filed by the broker or dealer under paragraph (d)(1)(i)(B)(2) of this section in accordance with standards of the Public Company Accounting Oversight Board."